UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        SCHEDULE 13D

        Under the Securities Exchange Act of 1934

                 GUARDIAN INTERNATIONAL, INC.
      (formerly Everest Securities Systems Corporation,
  formerly Everest Funding Corporation, formerly Burningham Enterprises, Inc.)
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                     (Name of Issuer)

                COMMON STOCK, $0.001 par value
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                (Title of Class of Securities)

                       401376 10 8
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                     (CUSIP Number)

  Harold Ginsburg, 3880 N 28 Terrace, Hollywood, Florida 33020-1118
  Tel: 954-926-5200
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  (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications)

                       August 28, 1996
    -------------------------------------------------------
  (Date of the Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to
report the   acquisition which is the subject of this Schedule 13D, and is
filing this schedule because    of Rule 13d-1(b)(3) or (4), check the
following box.

  Check the following box if a fee is being paid with the statement.


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                         SCHEDULE 13D

CUSIP NO.   401376 10 8                                 PAGE 2 of 4

 1.   HAROLD GINSGURG, Name of Reporting Person, ###-##-#### Social
      Security No.

 2.   N/A, Not a member of group

 3.

 4.   SC, Source of funds

 5. N/A, Disclosure of legal proceedings is not required pursuant to items 2(d) or 2(e)

 6.   United States of America, Citizenship

 Number of                               7.   903,533, Sole voting power
     Shares
Beneficially                             8.   N/A, Shared voting power
Owned By
Each Reporting                           9.   903.533, Sole dispositive power
Person with
                                        10.  N/A, Shared dispositive power

11.  903,533, Aggregate amount beneficially owned by each reporting person

12.  N/A, Aggregate amount in Row (11) does not exclude certain shares

13.  14%, Percent of class represented by amount in row (11)

14.  IN, Type of reporting person

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  Item 1.        Security and Issuer

The securities to which this statement relates are the shares of Common Stock, $0.001 par value ("Shares"), of Guardian International, Inc. (formerly Everest Securities Systems Corporation, formerly Everest Funding Corporation, formerly Burningham Enterprises, Inc.), a Nevada Corporation ("Guardian"). The principal executive offices are located at 3880 N. 28 Terrace, Hollywood, Florida 33020-1118.

  Item 2.        Identity and Background

The person filing this statement is Harold Ginsburg. His business address is 3880 N. 28 Terrace, Hollywood, Florida 33020-1118.

Mr. Ginsburg's principal occupation is managing of Guardian International, Inc. an alarm monitoring company. The address is 3880 N. 28 Terrace, Hollywood, Florida 33020-1118.

Mr. Ginsburg has never been convicted in a criminal proceeding.

At no time during the last five years has Mr. Ginsburg been party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

Mr. Ginsburg is a United States citizen.

Item 3.        Source of Amount of Funds or Other Consideration

On August 28, 1996, pursuant to a Plan and Agreement of Merger dated August 15, 1996 between Everest Securities Systems Corporation and Guardian International, Inc. (the "Merger Agreement"), Harold Ginsburg received 903,533 shares in exchange for his Guardian shares.

Item 4.        Purpose of Transaction

The purpose of the acquisition of securities was the merger of Guardian International, Inc. into Everest Securities Systems Corporation (the "Surviving Corporation") whereby the previous shareholders of Guardian International, Inc. obtained control of the Surviving Corporation. There are no plans to acquire additional securities of the Issuer or dispose of any securities of the Issuer.

  Item 5.        Interest in Securities of the Issuer

Harold Ginsburg acquired 903,533 shares of the Common Stock of the Surviving Corporation. This represents 14% of the 6,453,804 shares of stock outstanding as of August 29, 1996. Mr. Ginsburg has the sole power to vote and the sole power to dispose of 903,533 shares.

Mr. Ginsburg (or his designee) also received an irrevocable voting proxy from International Treasury & Investments, Ltd. ("ITI") for a period of two (2) years. ITI owns one million (1,085,000) shares of the Issuer. When this amount is included in Mr. Ginsburg's beneficial ownership he has the power to vote 1,988,533 shares of the Common Stock of the Surviving Corporation. This represents 31% of the 6,453,804 shares of stock outstanding.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Merger Agreement, a security holder, International Treasury & Investments, Ltd. ("ITI"), delivered an irrevocable voting proxy to Harold Ginsburg or his designee for a period of two (2) years. ITI owns one million (1,000,000) shares of the Issuer. Also in accordance with the Merger Agreement, Steven A. Sanders and Knight Financial Corporation agreed to lock up 70% of their shares (a total of 92,750 shares) and ITI agreed to lock up 1,000,000 of its shares of the Issuer for a one (1) year period.

The Merger Agreement is attached hereto as Exhibit 1 and incorporated in this Form 13-D by reference.

  Item 7.        Material to be Filed as Exhibits

       Exhibit 1.     Plan and Agreement of Merger dated August 15, 1996.*

*Incorporated by reference on Form 8-K filed Sptember 10, 1996 with the S.E.C.


                          Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


 September 11, 1996                            /s/Harold Ginsburg/
          Date                                 Signature


                                               Harold Ginsburg
                                               Name/Title